Item 27. Exhibit (d) ix. 1.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
Springfield, MA 01111-0001

GUARANTEED MINIMUM INCOME BENEFIT RIDER

This rider modifies the Contract to which it is attached. The effective date of this rider is the Rider Effective Date shown on the Contract Schedule. This rider is not available for selection [before the Annuitant’s Age [50] or] on or after the Annuitant’s Age [81]. In the case of a conflict with any provision in the Contract, the provisions of this rider will control.

The Contract is modified as follows:

The Guaranteed Minimum Income Benefit is established for the sole purpose of determining a minimum amount for the Contract Owner to annuitize the Contract. The Guaranteed Minimum Income Benefit will initially be equal to the Purchase Payments made within the first [two] Contract Years increased at the beginning of each Contract Year by an annual interest rate of [5% or 6%] adjusted for withdrawals as provided in the Adjustment for Withdrawals section below. The Guaranteed Minimum Income Benefit is available upon annuitization of the Contract. Partial annuitizations are considered withdrawals for the purposes of this rider. Any Purchase Payments made after the [second] Contract Year following the Rider Effective Date may reduce the value of the benefit under this rider.

Additional Purchase Payments made within the first [two] Contract Years are added to the Guaranteed Minimum Income Benefit, increased on a pro-rated basis from the date of receipt by the annual interest rate of [5% or 6%].

Adjustment For Withdrawals. For withdrawals, the Guaranteed Minimum Income Benefit is equal to the most recently calculated Guaranteed Minimum Income Benefit reduced by the withdrawal amount, provided such amount does not exceed the interest credited during the Contract Year. If the withdrawal amount is in excess of the interest credited, the Guaranteed Minimum Income Benefit will be further reduced by an adjustment for additional withdrawals. The adjustment is equal to A divided by B, with the result multiplied by C, where:

A = the withdrawal amount in excess of the interest credited during the Contract Year;
B = the Contract Value immediately prior to the withdrawal; and
C = the most recently calculated Guaranteed Minimum Income Benefit.

The benefit waiting period is [ten years] after the later of the Rider Effective Date or the last reset date.

The Guaranteed Minimum Income Benefit is subject to the following conditions:

1.
The Contract Owner may only use the Guaranteed Minimum Income Benefit by annuitizing the Contract on any Contract Anniversary after the expiration of the benefit waiting period provided the Annuitant is at least Age [60] but not older than Age [90].

•
If there has not been a reset of the Guaranteed Minimum Income Benefit, the portion of the Contract Value applied towards annuitizing the Guaranteed Minimum Income Benefit will be in the same proportion as the Purchase Payments received in the first [two] Contract Years bears to the total Purchase Payments received. The remaining portion of the Contract Value not applied will be available for use outside the Guaranteed Minimum Income Benefit.

GMIB.3	1	[5% or 6%-09-08]

•	If there has been a reset of the Guaranteed Minimum Income Benefit, the portion of the Contract Value applied toward annuitizing the GMIB will be equal to A divided by B, where

A = the last reset amount; and
B = the last reset amount plus Purchase Payments applied since the last reset.

The Company must receive Written Request to annuitize the Contract within 30 calendar days prior to the Contract Anniversary on which annuity payments will commence.

2.
The benefit is capped at [200% or 250%] of the Purchase Payments made within the first [two] Contract Years adjusted for withdrawals as provided in the Adjustment For Withdrawals section of this rider.

3.
The method of annuitization chosen must be a Fixed Annuity, and the Fixed Annuity Options available include Life and Joint and Survivor Life which may have a period certain feature of no more than [20] years if the Annuitant is Age [80] and under; [10] years if the Annuitant is Age [81] and over. [A Period Certain Annuity is also available; provided, however, that the period certain must be at least [20 years]]

Fixed Annuity payments will be determined in accordance with the Contract provisions with the following exception: if the Guaranteed Minimum Income Benefit applied to the Annuity Purchase Rates set forth in the Fixed Annuity Rate Tables produces a higher payment, the Annuitant will receive the higher Fixed Annuity payment.

4.
The Guaranteed Minimum Income Benefit ends upon the Contract Anniversary following the Annuitant’s Age [90], and no further charges for this benefit will be assessed. At such time, if the Contract has not been annuitized, the Company will determine the Contract Value as of such Anniversary Date. If the Contract Value is less than [sixty percent (60%)] of the Guaranteed Minimum Income Benefit, the Company will increase the Contract Value to equal [sixty percent (60%)] of the Guaranteed Minimum Income Benefit; if the Contract Value is more than [sixty percent (60%)] of the Guaranteed Minimum Income Benefit, no adjustment will be made.

[5.
If the Contract Value falls below the Minimum Contract Value Which Must Remain in the Contract After a Partial Withdrawal, as shown in the Contract Schedule, and there is a remaining Guaranteed Minimum Income Benefit, the Contract Owner can annuitize the Guaranteed Minimum Income Benefit, or the Company will increase the Contract Value to equal [sixty percent (60%)] of the Guaranteed Minimum Income Benefit. At this point, the Guaranteed Minimum Income Benefit will terminate and no further charges for this benefit will be assessed.]

Reset Option

On each Contract Anniversary, beginning with the [first] Contract Anniversary, the Company will automatically reset the Guaranteed Minimum Income Benefit to the Contract Value as of the Contract Anniversary. At such time, the Company will also reset the benefit cap in Item 2 above to equal [200% or 250%] of the reset Guaranteed Minimum Income Benefit adjusted for withdrawals as provided in the Adjustment for Withdrawals section of this rider.

This reset will begin a new [ten-year] benefit waiting period. The Guaranteed Minimum Income Benefit will automatically reset each Contract Anniversary unless the Contract Owner notifies the Company, by Written Request prior to the Contract Anniversary, not to reset the benefit.

If the Contract Value is less than the Guaranteed Minimum Income Benefit, the reset will not take place and the existing Guaranteed Minimum Income Benefit and benefit waiting period will remain in place.

GMIB.3	2	[5% or 6%-09-08]

If the Contract Value (that is, the Contract Value as of the reset, adjusted for subsequent withdrawals and investment experience) exceeds the Guaranteed Minimum Income Benefit, the Company will increase the Guaranteed Minimum Income Benefit to equal the Contract Value. The reset is only available up to and including the Annuitant’s Age [80].

The following GMIB Reset Option Examples provide an illustration of how the reset option feature will work when the Guaranteed Minimum Income Benefit is less than the Contract Value (Example 1) and when the Guaranteed Minimum Income Benefit is more than the Contract Value (Example 2).

GMIB Reset Option Examples: (The examples assume an initial Purchase Payment of $100,000 only.)

Example 1:	Example 2:
[Contract issue 09/01/2008 with GMIB Rider	Contract issue 09/01/2008 with GMIB Rider
Purchase Payments in first two years: $100,000	Purchase Payments in first two years: $100,000
No further payments or withdrawals	No further payments or withdrawals
GMIB: $110,250 as of 08/31/2010 (benefit waiting period ends 08/31/2018)	GMIB: $110,250 as of 08/31/2010 (benefit waiting period ends 08/31/2018)
Contract Value at end of year 2: $120,000	Contract Value at end of year 2: $90,000

Reset as of 2nd Contract Anniversary (09/01/2010)	Reset as of 2nd Contract Anniversary (09/01/2010)
New GMIB: $126,000 ($120,000 x 5% credited interest at beginning of new Contract Year) New benefit waiting period now ends 08/31/2020	No Reset, since Contract Value is less than GMIB - GMIB will be $115,763 ($110,250 x 5% credited interest) Benefit waiting period still ends 08/31/2018

$6,000 available during Contract Year as dollar-for-dollar withdrawal	$5,513 available during Contract Year as dollar- for-dollar withdrawal]

This rider will be discontinued upon the Company’s receipt of a Written Request from the Contract Owner to terminate this rider.

The annuity rates attributable to this rider are subject to the rates shown in the Contract without referring to Note 1 of the Fixed Annuity Rates of the Contract.

Signed for Massachusetts Mutual Life Insurance Company by:

[ /s/ Christine C. Peaslee ]	[ /s/ Roger W. Crandall ]
[SECRETARY]	[PRESIDENT]

GMIB.3	3	[5% or 6%-09-08]